EXHIBIT 12.1

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollars in millions)

	2004	2003	2002	2001	2000
Pretax Income (Loss)	$(193.3)	$(773.0)	$(873.6)	$(193.9)	$172.5
Interest expense	110.1	117.8	128.3	133.1	136.1
Interest factor in rent expense	2.4	2.4	2.4	2.4	3.0
Undistributed income from equity companies	(3.3)	1.0	2.3	1.0	1.8

Total earnings	$(84.1)	$(651.8)	$(740.6)	$(57.4)	$313.4

Total combined fixed charges	$115.2	$121.9	$133.7	$139.7	$143.2

Ratio of earnings to combined fixed charges	NM *	NM *	NM *	NM *	2.2

Combined fixed charges:
Preferred dividends	$—	$—	$1.2	$1.4	$1.6
Interest expense	110.1	117.8	128.3	133.1	136.1
Capitalized interest credit	2.7	1.7	1.8	2.8	2.5
Interest factor in rent expense	2.4	2.4	2.4	2.4	3.0

Total combined fixed charges	$115.2	$121.9	$133.7	$139.7	$143.2

*	In 2004, 2003, 2002 and 2001, earnings were less than fixed charges by $199.3, $773.7, $874.3 and $197.1, respectively.